Exhibit 99.1

Agria Regains Compliance on an Accelerated Basis

With NYSE’s Minimum Average Closing Price Listing Standard

Beijing, China - October 21, 2011 - Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based company with investments in the agriculture sector, today announced that the Company regained compliance on an accelerated basis with the New York Stock Exchange continued listing standard requiring a listed security to maintain a minimum average closing price of $1.00 per share over a consecutive 30-trading-day period. This was the only continued listing criteria the Company was not in compliance with.

About Agria Corporation

Agria Corporation (NYSE: GRO) is a China-based agriculture company with operations in China and internationally. In China, we engage in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. We own through Agria Asia a 50.01% equity interest in PGW, New Zealand’s largest agricultural services company. PGG Wrightson reported turnover of NZ$1.2 billion (US$1.0 billion) for the twelve months ended June 30, 2011. For more information about PGW, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Contact

In China: John Layburn CFO China Tel: 86-10-8438 1031 john.layburn@agriacorp.com	In the U.S.: David Pasquale Senior Vice President U.S. Tel: +914-337-1117 david.pasquale@agriacorp.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.